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August 3, 2000

The Special Committee of the Board of Directors (the "Special Committee") PDK Labs, Inc.
145 Ricefield Lane
Hauppauge, NY 11788


Gentlemen:

         We understand that PDK Labs, Inc., a New York corporation, ("PDK" or the "Company") proposes to enter into an Agreement and Plan of Merger (the "Agreement") by and between PDK and PDK Acquisition Corp., a special acquisition corporation formed by certain members of PDK's senior management team ("Newco"), pursuant to which Newco will merge with and into the Company and, upon the effectiveness of such merger, each issued and outstanding share of the Company's common stock (other than shares held by Newco) will be converted into the right to receive $5.00 in cash and each issued and outstanding share of the Company's preferred stock (other than shares held by Newco) will be converted into the right to receive $8.00 plus accrued dividends in cash (the "Transaction"). For the purposes of this letter, the Agreement will constitute only the draft delivered to us dated August 3, 2000, which draft the Special Committee's legal counsel has advised us will be furnished to PDK's Board of Directors for approval, and which included no schedules or exhibits. The terms of the Transaction are more fully described in the Agreement.

         You have requested our opinion as to whether or not the consideration to be received by the Company's shareholders other than Newco (the "Public Shareholders") in the Transaction pursuant to the Agreement (the
"Consideration") is fair, from a financial point of view, to the Public Shareholders as of the date hereof. In arriving at the opinion set forth herein, we have, among other things:

       a)     reviewed the financial terms of the Agreement;

       b) reviewed and analyzed certain business and financial information with respect to PDK, including financial forecasts, prepared by the Company (the Special Committee has advised us that it has no reason to believe that management has changed its position with respect to such information; additionally, management has advised us that it has not changed its position with respect to such information);

       c) held discussions with certain members of the management of the Company concerning its business, operations and prospects and visited the Company's facility;

       d) reviewed the Company's Annual Reports on Forms 10-K for the four fiscal years ended November 30, 1999 and the Company's Quarterly Report on Form 10-Q for the period ended May 31, 2000;

       e) reviewed the price and public trading history of the Company's common stock and preferred stock; and

       f) reviewed certain publicly available information provided to us by the Company regarding the industry in which the Company competes.



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         In connection with our opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information supplied or otherwise made available by the Company. We have neither attempted independently to verify nor have we assumed any responsibility for verification of such information. We have not made or obtained or assumed any responsibility for making or obtaining independent evaluations or appraisals of PDK or its assets or liabilities (contingent or otherwise), nor have we been furnished with any such evaluations or appraisals. With respect to the financial forecasts referred to above, we have assumed, upon the advice of the Company, that they have been reasonably prepared on bases reflecting the best available good faith estimate and judgment of the management of the Company as to the future financial performance of the Company, and that the Company will perform substantially in accordance with such forecasts. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based. We have assumed that the Transaction will be consummated on the terms described in the Agreement without any waiver of or modification to any of the material terms and conditions relating to PDK.

         As part of our engagement, we were authorized to, and did, solicit third party indications of interest in acquiring all or part of PDK. We identified 47 potential financial and strategic (industry) acquirers (the "Acquirers") whom we contacted. To those who were interested, we sent a "no-names" two-page executive summary of the Company, its operations, its prospects and its finances. With one exception, all of the Acquirers advised us after reviewing such executive summary that they were not interested in proceeding with a further evaluation of the Company for the purpose of a transaction. The one party which expressed interest signed a confidentiality agreement and was informed of the Company's name. Upon its review of PDK's public filings, the party declined to proceed unless PDK's management requested such party's involvement, and PDK's management advised us that it would make no such request.

         Because we did not receive any indications of value from any of the Acquirers, we were not asked to consider, and our opinion does not address, the consideration the Company might receive from third party purchasers, the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which PDK might engage. In certain cases, investment banks sometimes utilize two other analyses, a market multiples analysis, based upon comparable publicly-traded companies, and an acquisition multiples analysis, based upon acquisitions of comparable companies during recent years. We determined that these two other analyses were not feasible in this circumstance, because we were unable to identify any other publicly-traded company (or any company acquired during the past three years) subject to the high level of risk associated with the relative near-term possibility that the federal government could interrupt or end the Company's main business functions. Our conclusions are based solely on information available to us on or before the date hereof and reflect economic, market and other conditions as of such date.

         This opinion has been prepared solely for the benefit and use of the Special Committee and the Board of Directors in connection with its consideration of the Transaction. This opinion does not constitute a recommendation to any shareholder as to whether or not such investor should vote for or against the Transaction. We have acted as financial advisor to the Special Committee in connection with the Transaction and will receive a fee for our services that will be paid in part upon the delivery of this opinion, but which is not contingent upon the consummation of the Transaction. PDK has agreed to indemnify JWGenesis Capital Markets, Inc. for certain liabilities that may arise in connection with the rendering of this opinion.

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         In rendering this opinion, we have not been engaged to act as an agent or fiduciary of the Company's shareholders or any other third party, and the Special Committee and the Board of Directors have expressly waived to the fullest extent permitted by law any duties or liabilities we may otherwise be deemed to have had in this regard.

         This opinion speaks as of its date only, and we have no obligation to update this opinion to take into account new facts and circumstances. This opinion is intended for distribution only to the Special Committee and the Board of Directors and may not be distributed or disclosed in whole or part to any other party without our express written consent, except as provided in the June 2, 2000 letter agreement between the undersigned and the Company.

         On the basis of, and subject to, the foregoing, it is our opinion as of the date hereof that the Consideration is fair, from a financial point of view, to the Public Shareholders.

Very truly yours,


s/


JWGenesis Capital Markets, Inc.